EX-99.77C (For Series 17 Only)

Results of Special Meeting of Shareholders

The Advisory Research All Cap Value Fund (the "Fund") held a special meeting of shareholders on March 19, 2010, relating to the approval of a new investment advisory agreement due to Piper Jaffray's acquisition of Advisory Research, Inc., the Fund's advisor. The shareholders of the Fund approved the approval of a new investment advisory agreement. A total of 333,354.394 shares were represented at the meeting, either in person or by proxy, constituting 80.622% of shares voted. The voting results were as follows:

        For               Against             Abstain              Total
-------------------- ------------------ -------------------- -------------------
      333,354                0                   0                333,354